UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-40884

ARBE ROBOTICS LTD.

(Translation of registrant’s name into English)

HaHashmonaim St. 107

Tel Aviv-Yafo, Israel

Tel: +972-73-7969804, ext. 200

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS CURRENT REPORT ON FORM 6-K

On April 25, 2023, Arbe Robotics Ltd. (the “Company”) entered into an open market sales agreement (the “Sales Agreement”) with Jefferies LLC with respect to an “at-the-market” offering program (the “ATM Program”), pursuant to which the Company could offer and sell ordinary shares, par value NIS 0.000216 per share (the “Shares”), having aggregate gross sales proceeds of up to $50 million, from time to time, through Jefferies LLC as its sales agent. The Shares were to be issued under the ATM Program pursuant to the Company’s Registration Statement on Form F-3 (File No. 333-269235) (the “Shelf Registration Statement”) that was declared effective by the Securities and Exchange Commission on February 24, 2023. The Company filed a prospectus supplement to the Shelf Registration Statement relating to the sale of the Shares under the ATM Program on April 25, 2023.

A copy of the Sales Agreement was filed as Exhibit 1.1 to the Company’s Report on Form 6-K on April 25, 2023.

On October 31, 2024, the parties reduced the maximum aggregate offering amount under the ATM Program to $11 million.

On January 6, 2025, the Company sent a notice of termination of the ATM Program, which was effective as of the same day. As a result of the termination, the Company will not offer or sell any ordinary shares in connection with the ATM Program. As of the date of termination, the Company has sold no ordinary shares pursuant to the ATM Program.

INFORMATION CONTAINED IN THIS CURRENT REPORT ON FORM 6-K

This report on Form 6-K, including the exhibits to this report on Form 6-K, shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Numbers 333-280319 and 333-269235) and Form S-8 (File No. 333-280320 and 333-269230) of Arbe Robotics Ltd., and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARBE ROBOTICS LTD.

Date: January 7, 2025	By:	/s/ Kobi Marenko
	Name:	Kobi Marenko
	Title:	CEO

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